Cindy Belardo (she/her/ella) (She/Her) • You
Co-Founder, CEO at Sunny | Author | TEDx Speaker
6d • 🌐

✨ Wishing you well this warm Wednesday from Massachusetts...I'm back to share some of our latest updates: ✨

🔆 Drew Jarvis and I have raised $92,050 on Wefunder so far!!! We are soooo close to our goal of $135k. Due to this momentum, we've decided to extend the campaign for a few more weeks. Check it out and share with friends: https://lnkd.in/euKRz-z5

💛 The Sunny Cup and Applicator is SOLD OUT! Sign up to join the waitlist and be notified when we are back in stock: https://lnkd.in/g8NVycBc

☑️ We've made some major headway on our manufacturing improvement plan. Thank you to FORGE, Glassboard, Sheri Palazzo at Saplings Consulting for the truly stellar strategizing, connections and support.

☀️ We have a Board. S/O to our team Patrick Henshaw, Kelli N. Jones, Rosa Hathaway for believing in the Sunny vision! Your guidance has spurred so much growth and opportunity for our future.

🔆 We've bolstered our IP and regulatory strategies with industry experts. Stay tuned for exciting updates coming soon 🔆

With love,
Cindy

#startup #womeninbusiness #periodcare #selfcare #sunnycup #sunnyapplicator #femalefounders #fundraise #bipocfounder #innovation #investors

Note: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through